SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month October, 2009

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Unaudited financial results (provisional, according to Indian GAAP) for the quarter and half-year ended September 30, 2009.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 15, 2009. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/S/ SANJAY BAWEJA
	Name:	Sanjay Baweja
October 26, 2009	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13718

26 October 2009

Sir,

Sub : Un-audited Financial Results (Provisional), according to Indian GAAP) for the period ended 30 September 2009.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional), according to Indian GAAP) for the period ended 30 September 2009, which has been approved by the Board of Directors in their meeting, held on 26 October 2009.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR

ENDED SEPTEMBER 30, 2009

(Rs. in Lakhs)

	Particulars	For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
		2009	2008	2009	2008	2009
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication Services	75,923	99,214	160,212	186,302	374,943
2	Expenditure
	a. Network Costs	35,242	50,987	73,153	91,782	176,137
	b. Operating and Other Expenses	13,667	17,049	28,703	35,929	79,409
	c. Salaries and Related Costs	9,495	8,367	19,002	15,885	35,049
	d. Depreciation and Amortisation	13,031	9,768	25,370	18,178	42,527
	e. Total Expenditure (2a to 2d)	71,435	86,171	146,228	161,774	333,122
3	Profit from Operations before Other Income, Interest and Exceptional items (1 - 2)	4,488	13,043	13,984	24,528	41,821
4	Other Income (net)	3,376	4,363	4,111	10,121	17,285
5	Profit before interest and exceptional items (3+4)	7,864	17,406	18,095	34,649	59,106
6	Interest cost (net)	6,358	2,741	11,609	4,854	12,862
7	Profit after interest but before exceptional items (5-6)	1,506	14,665	6,486	29,795	46,244
8	Exceptional Items: Expense / (Income)
	a. Claim Settlement	—	9,560	—	9,560	9,560
	b. Profit on sale of long term Investment	—	—	—	—	(34,665)
9	Profit from Ordinary Activities before tax (7-8)	1,506	5,105	6,486	20,235	71,349
10	Tax Expense	461	1,813	2,247	7,096	19,754
11	Net Profit from Ordinary Activities after tax (9-10)	1,045	3,292	4,239	13,139	51,595
12	Extraordinary items (net of tax expense)	—	—	—	—	—
13	Net Profit for the period (11-12)	1,045	3,292	4,239	13,139	51,595
14	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500	28,500	28,500
15	Reserves excluding revaluation reserve	—	—	—	—	630,535
16	Earnings per Share
	Basic and diluted earnings per share before and after extraordinary items (Rs.) (not annualised)	0.37	1.16	1.49	4.61	18.10

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17	Aggregate of public shareholding
	a. Number of shares	45,762,633	50,203,378	45,762,633	50,203,378	43,003,978
	b. Percentage of shareholding	16.06	17.62	16.06	17.62	15.09
18	Promoters and Promoter Group Shareholding a. Pledged / Encumbered	30,000,000		30,000,000		30,000,000
	- Number of Shares
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	13.82		13.82		13.81
	- Percentage of Shares (as a % of the total share capital of the Company)	10.53		10.53		10.53
	b. Non - encumbered	187,028,873		187,028,873		187,207,342
	- Number of Shares
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	86.18		86.18		86.19
	- Percentage of Shares (as a % of the total share capital of the Company)	65.62		65.62		65.69

B. SEGMENT INFORMATION:

Business Segments:

(Rs. in Lakhs)

Particulars	For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
	2009	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication Services

Wholesale Voice	30,058	46,132	64,155	86,509	174,059

Enterprise and Carrier Data	30,394	36,816	65,291	72,174	145,046

Others	15,471	16,266	30,766	27,619	55,838

Total	75,923	99,214	160,212	186,302	374,943

Segment result

Wholesale Voice	4,421	5,410	10,553	12,666	33,052

Enterprise and Carrier Data	26,879	29,912	57,237	55,696	113,129

Others	9,078	10,469	17,012	17,545	34,184

Total	40,378	45,791	84,802	85,907	180,365

Less:

(i) Interest cost (net)	6,358	2,741	11,609	4,854	12,862

(ii) Other Unallocable Expense (net)	32,514	28,385	66,707	51,258	121,259

Profit before taxes and exceptional items	1,506	14,665	6,486	29,795	46,244

Exceptional expenses / (income) (net)	—	9,560	—	9,560	(25,105)

Profit before taxes	1,506	5,105	6,486	20,235	71,349

Tax Expense	461	1,813	2,247	7,096	19,754

Net Profit	1,045	3,292	4,239	13,139	51,595

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Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others.

Revenues and expenses, which are directly identifiable to the segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and license fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which is not allocable to segments have been classified as “Other unallocable expense (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above standalone results of the Company for the quarter and half year ended September 30, 2009 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on October 26, 2009.

2.	Other Income includes exchange gain (net) of Rs.388 lakhs and Rs.1,724 lakhs for quarter ended September 30,2009 and September 30, 2008 respectively and exchange loss (net) of Rs.617 lakhs and exchange gain (net) of Rs.2,650 lakhs for half year ended September 30,2009 and September 30, 2008 respectively and exchange gain (net) of Rs.4,656 lakhs for year ended March 31, 2009.

3.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

4.	Investor Complaint status:

Outstanding as on July 1, 2009	Total received during the quarter ended September 30, 2009	Total resolved during the quarter ended September 30, 2009	Outstanding as on September 30, 2009
Nil	1	1	Nil

FOR TATA COMMUNICATIONS LIMITED

N. SRINATH

MANAGING DIRECTOR &

CHIEF EXECUTIVE OFFICER

Place:	Mumbai.
Date:	October 26, 2009

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